PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-158385
Dated October 27, 2010

Optimization

$11,728,850 HSBC USA Inc. Autocallable Optimization Securities with Contingent Protection Linked to the Market Vectors Gold Miners ETF due on November 1, 2011

Investment Description

These Autocallable Optimization Securities with Contingent Protection Linked to the Market Vectors Gold Miners ETF, are senior unsecured notes issued by HSBC USA Inc., which we refer to as the "Securities". The Securities are designed for investors who want to express a neutral or bullish view of the performance of the NYSE Arca Gold Miners Index (the "Underlying Index") through an investment linked to the Market Vectors Gold Miners ETF (the "Index Fund"). If the Closing Price of the Index Fund on any monthly Observation Date is at or above the Initial Share Price of the Index Fund, the Securities will be called for an annualized return of 18.25%. If the Securities are not called, at maturity you will receive your Principal Amount unless the Final Share Price is below the Trigger Price on the Final Valuation Date, in which case you will receive a payment equal to the Principal Amount of your Securities reduced by 1 percent for each 1 percent of any negative Index Fund Return at maturity. **Investing in the Securities involves significant risks. You must be willing to risk losing up to 100% of your investment. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any principal protection feature, is subject to the creditworthiness of HSBC.**

Features

- **Tactical Investment Opportunity:** If you believe shares of the Index Fund will appreciate in value over the term of the Securities but are unsure about the exact timing or magnitude of the appreciation, the Securities provide an opportunity to generate returns based on this market view. The Securities will be automatically called for par plus the call return if the Closing Price of the Index Fund on any Observation Date is equal to or greater than the Closing Price of the Index Fund on the Trade Date. If the Securities are not called, investors will have downside market exposure to shares of the Index Fund at maturity, subject to the contingent protection feature.
- **Contingent Protection Feature:** If the Securities are not called and you hold the Securities to maturity and the Final Share Price is not below the Trigger Price on the Final Valuation Date, you will receive 100% of your principal, subject to the creditworthiness of HSBC USA Inc. If the Final Share Price is below the Trigger Price on the Final Valuation Date, your investment will be fully exposed to the negative Index Fund Return and you will lose some or all of your initial investment.

Key Dates

Trade Date	October 27, 2010
Settlement Date	October 29, 2010
Final Valuation Date[1]	October 26, 2011
Maturity Date[1]	November 1, 2011

[1] Subject to postponement in the event of a Market Disruption Event or certain other circumstances as described below and in the accompanying underlying supplement no. 4, dated October 22, 2010.

Security Offering

We are offering the Securities, which are linked to the performance of shares of the Index Fund, at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Index Fund	Call Return Rate	Initial Share Price	Trigger Price	CUSIP	ISIN
Market Vectors Gold Miners ETF	An annualized return of 18.25%	$54.70	$43.76, which is 80.00% of the Initial Share Price	40432R476	US40432R4763

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this pricing supplement. The Securities offered will have the terms specified in the accompanying prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009, the accompanying underlying supplement no. 4, dated October 22, 2010 and the terms set forth herein. See "Key Risks" on page 6 of this pricing supplement and the more detailed "Risk Factors" beginning on page US4-2 of the accompanying underlying supplement no. 4 and page S-3 of the accompanying prospectus supplement for risks related to the Securities.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or underlying supplement no. 4. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this pricing supplement for a description of the distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10.00	$0.125	$9.875
Total	$11,728,850	$146,610.62	$11,582,239.38

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to the offering of Securities linked to the Index Fund identified on the cover page. The Index Fund described in this pricing supplement is a reference asset as defined in the underlying supplement no. 4 and the prospectus supplement, and these Securities being offered hereby are "Notes" for purposes of the underlying supplement no. 4 and the prospectus supplement. As a purchaser of a Security, you will acquire an investment instrument linked to the Index Fund. Although the offering of Securities relates to the Index Fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the underlying supplement no. 4 dated October 22, 2010. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying underlying supplement no. 4, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this pricing supplement and in "Risk Factors" beginning on page US4-2 of the underlying supplement no. 4 and page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. HSBC urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus supplement and underlying supplement no. 4) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and the underlying supplement no. 4 in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- Underlying supplement no. 4 dated October 22, 2010:
  http://www.sec.gov/Archives/edgar/data/83246/000114420410055207/v199610_424b2.htm
- Prospectus supplement dated April 9, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- Prospectus dated April 2, 2009:
  http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to the "Issuer," "HSBC", "we," "us" and "our" are to HSBC USA Inc. References to the "underlying supplement no. 4" mean the underlying supplement no. 4 dated October 22, 2010, references to the "prospectus supplement" mean the prospectus supplement dated April 9, 2009 and references to the "prospectus" mean the HSBC USA Inc. prospectus, dated April 2, 2009.

Final Terms

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10 per Security (subject to a minimum investment of $1,000).
Term	12 months, unless earlier called.
Trade Date	October 27, 2010
Settlement Date	October 29, 2010
Final Valuation Date	October 26, 2011, subject to adjustment in the event of a Market Disruption Event as set forth below and in underlying supplement no. 4.
Maturity Date	November 1, 2011, subject to adjustment in the event of a Market Disruption Event as set forth below and in underlying supplement no. 4.
Index Fund	Market Vectors Gold Miners ETF (Ticker: GDX)
Call Feature	The Securities will be called if the Closing Price of the Index Fund on any Observation Date is at or above the Initial Share Price.
Observation Dates	On or about November 23, 2010, December 27, 2010, January 25, 2011, February 22, 2011, March 25, 2011, April 25, 2011, May 24, 2011, June 24, 2011, July 25, 2011, August 25, 2011, September 26, 2011 and the Final Valuation Date (October 26, 2011), each subject to postponement in the event of a Market Disruption Event as set forth below and in the underlying supplement no. 4 beginning on page US4-59.
Call Settlement Dates	With respect to the first eleven Observation Dates, four business days following the applicable Observation Date. For the Final Valuation Date the Call Settlement Date will be the Maturity Date.
Return on Call Date	If the Securities are called, on a Call Settlement Date, investors will receive a cash payment per $10 Principal Amount of Securities equal to the Call Price for the applicable Observation Date. The Return on Call Date will be based upon an annualized return of 18.25%.

Expected Observation Date	Return on Call Date	Call Price (per $10.00 security)
November 23, 2010	1.52%	$10.152
December 27, 2010	3.04%	$10.304
January 25, 2011	4.56%	$10.456
February 22, 2011	6.08%	$10.608
March 25, 2011	7.60%	$10.760
April 25, 2011	9.13%	$10.913
May 24, 2011	10.65%	$11.065
June 24, 2011	12.17%	$11.217
July 25, 2011	13.69%	$11.369
August 25, 2011	15.21%	$11.521
September 26, 2011	16.73%	$11.673
Final Valuation Date (October 26, 2011)	18.25%	$11.825

Payment at Maturity (per $10 Security)	**If the Securities are not called and the Final Share Price of the Index Fund is not below the Trigger Price on the Final Valuation Date,** you will receive a cash payment on the Maturity Date equal to $10 per $10 Principal Amount of Securities.[1] **If the Securities are not called and the Final Share Price of the Index Fund is below the Trigger Price on the Final Valuation Date**, you will receive a cash payment on the Maturity Date equal to: $10 × (1 + the Index Fund Return); **In this case, you will lose some or all of your Principal Amount, depending on how much the price of shares of the Index Fund decreases during the Observation Period.**

Determining Payment Upon Call or at Maturity



Was the Closing Price of the Index Fund on any Observation Date at or above the Initial Share Price?
Yes
No
Was the Final Share Price of the Index Fund below the Trigger Price on the Final Valuation Date?
No
Yes
Determine the Index Fund Return

You will receive the Call Price for the applicable Observation Date as described under "Final Terms—Return on Call Date" and no further payments. The Call Price is based on the Return on Call Date as listed in "Final Terms."

At maturity, you will receive your principal of $10 per Security.

At maturity, you will receive your principal reduced by the percentage decrease in shares of the Index Fund from the Initial Share Price to the Final Share Price, calculated as follows:

$10 × (1 + the Index Fund Return)

In this scenario, you will lose some or all of your Principal Amount, depending on how much the price of one share of the Index Fund decreases during the Observation Period.

Your Securities are not fully principal protected. If the Index Fund Return is negative and the Final Share Price is below the Trigger Price on the Final Valuation Date, the contingent protection is lost and your Principal Amount will be fully exposed to a loss resulting from any decrease in the price of one share of the Index Fund.

[1] Contingent principal protection is provided by HSBC USA Inc. and, therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Index Fund Return	$\frac{\text{Final Share Price - Initial Share Price}}{\text{Initial Share Price}}$
Trigger Price	$43.76, which is 80.00% of the Initial Share Price (as may be adjusted in the case of certain adjustment events as described under "Antidilution and Reorganization Adjustments" in the underlying supplement no. 4 beginning on page US4-61).
Observation Period	The period from, but excluding, the Trade Date to, and including, the Final Valuation Date.
Initial Share Price	$54.70, which was the Closing Price of one share of the Index Fund on the Trade Date (as may be adjusted in the case of certain adjustment events as described under "Antidilution and Reorganization Adjustments" in the underlying supplement no. 4 beginning on page US4-61).
Final Share Price	The Closing Price of one share of the Index Fund on the Final Valuation Date.
Closing Price	The Closing Price of one share of the Index Fund on any scheduled trading day as determined by the Calculation Agent based upon the value displayed on the Bloomberg Professional® service page ("GDX UP <EQUITY>") or any successor page on Bloomberg Professional® service or any successor service, as applicable.
Calculation Agent	HSBC USA Inc. or one of its affiliates.
Paying Agent	HSBC Bank USA, N.A. will act as Paying Agent with respect to the Securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.
Trustee	Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the Securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as Trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Investor Suitability

The Securities may be suitable for you if:

- You seek exposure to the gold industry.
- You believe the Final Share Price will not be below the Trigger Price on the Final Valuation Date, but you are willing to lose up to 100% of your principal if the Final Share Price is below the Trigger Price on the Final Valuation Date.
- You believe the Closing Price of the Index Fund will be at or above the Initial Share Price on at least one Observation Date, including the Final Valuation Date.
- You believe shares of the Index Fund will remain stable for the term of the Securities and will close at or above the Initial Share Price on the Final Valuation Date.
- You are willing to hold Securities that will be called on any Observation Date on which the price of one share of the Index Fund closes at or above the Initial Share Price, or you are otherwise willing to hold the Securities to maturity, a term of 12 months.
- You are willing to make an investment whose return is limited to the pre-specified Return on Call Date, a total return based upon an annualized return of 18.25%.
- You do not seek current income from this investment.
- You are comfortable with the creditworthiness of HSBC, as issuer of the Securities.
- You do not seek an investment for which there is an active secondary market.
- You are willing to make an investment where you could lose some or all of your initial investment.

The Securities may not be suitable for you if:

- You believe the Final Share Price of the Index Fund will be below the Trigger Price on the Final Valuation Date.
- You believe the Closing Price of the Index Fund will not be above the Initial Share Price on any Observation Date, including the Final Valuation Date.
- You believe stock prices of companies owned by the Index Fund will decrease during the observation period.
- You do not seek exposure to the gold industry.
- You seek an investment that is fully principal protected.
- You are not willing to make an investment in which you could lose up to 100% of your Principal Amount.
- You seek an investment whose return is not limited to the pre-specified Return on Call Date, an annualized return of 18.25%.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold Securities that will be called on any Observation Date on which the Closing Price of the Index Fund is at or above the Initial Share Price, or you are otherwise unable or unwilling to hold the Securities to maturity, a term of 12 months.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" on page 6 and "Risk Factors" on page US4-2 of the underlying supplement no. 4 and on page S-3 of the prospectus supplement.

What are the tax consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the Securities), more than 5% of the Index Fund or any entity owned by the Index Fund. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, HSBC's special U.S. tax counsel in this transaction is Sidley Austin LLP.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach, and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions", HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale, exchange or call and HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as either short-term or long-term capital gain or loss, depending on your holding period for the Security at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive

ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder, determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the maturity date (if the Security was held until the maturity date) or on the date of sale, exchange or early call of the Security (if the Security was sold, exchanged or called prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, early call or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, early call or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in the Securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange, early call or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

HSBC will not attempt to ascertain whether the issuer of any stock owned by the Index Fund would be treated as either a passive foreign investment company ("PFIC") or a United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. In the event that the issuer of any stock owned by the Index Fund was treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the issuers of stock owned by the Index Fund and consult your tax advisor regarding the possible consequences to you in the event that one or more issuers of stock owned by the Index Fund is or becomes a PFIC or USRPHC.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes, subject to the treatment described under the heading "Certain U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but HSBC urges you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" sections of the accompanying underlying supplement no. 4 and the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Securities.

- **Contingent Principal Protection Applies Only in Limited Circumstances and Otherwise You May Lose Up to 100% of Your Initial Investment** – Your Principal Amount will be protected only if you hold the Securities to maturity and the Final Share Price is not below the Trigger Price on the Final Valuation Date. The Securities differ from ordinary debt securities in that we will not pay you 100% of the Principal Amount of your Securities if the Final Share Price is below the Trigger Price on the Final Valuation Date. In that event, the contingent protection will be lost and, at maturity, you will be fully exposed to the loss resulting from the decrease in the price of shares of the Index Fund. **Accordingly, you may lose up to 100% of your Principal Amount.**
- **Certain Built-in Costs are Likely to Adversely Affect the Value of the Securities Prior to Maturity –** You should be willing to hold your Securities to maturity. The Securities are not designed to be short-term trading instruments. The price at which you

will be able to sell your Securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the Principal Amount of the Securities, even in cases where shares of the Index Fund have appreciated since the Trade Date.

- **Management Risk** — The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the Underlying Index by investing in a portfolio of stocks that generally replicate the Underlying Index. Therefore, unless a specific stock is removed from the Underlying Index, the Index Fund generally would not sell a stock because the stock's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment adviser may not produce the intended results.
- **In Some Circumstances, the Payment You Receive on the Securities May be Based on the Shares of a Substitute Index Fund and Not the Index Fund:** Following certain corporate events relating to the Index Fund where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the shares of a successor to the Index Fund or any cash or any other assets distributed to holders of the Index Fund in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Securities. For more information, see the section "Merger Event and Tender Offer" in the underlying supplement no. 4.
- **Reinvestment Risk** – If your Securities are called early, the holding period over which you would receive the per annum return of 18.25% could be as little as one month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Securities at a comparable return for a similar level of risk in the event the Securities are called prior to the maturity date.
- **Credit of HSBC USA Inc. –** The Securities are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the Securities.
- **Limited Return on the Securities** – Your potential gain on a $10 Principal Amount of Securities will be limited to the Call Price applicable for an Observation Date (less the $10 initial investment), regardless of the appreciation in shares of the Index Fund, which may be significant. Similarly, because the determination of whether the Securities will be called will be based on the Closing Price of the Index Fund on a limited number of Observation Dates prior to the maturity date, and because, if the Securities are not called, the Final Share Price will be based on the Closing Price of the Index Fund on the last Observation Date (i.e., the Final Valuation Date), your return may be adversely affected by a sudden or temporary decrease in the Closing Price of the Index Fund on any or all of the Observation Dates. Conversely, you will not benefit from higher Closing Prices Index Fund at any time during the term of the Securities other than on the Observation Dates. As a result, you may receive a lower return on the Securities than you would receive if you were to invest in the Index Fund or stocks comprising the Underlying Index.
- **No Assurances of a Flat or Bullish Environment** - While the Securities are structured to provide positive returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Securities.
- **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities, which will exclude any fees or commissions you paid when you purchased the Securities.
- **No Interest** – As a holder of the Securities, you will not receive periodic interest payments.
- **The Index Fund and the Underlying Index are Different –** The performance of the Index Fund may not exactly replicate the performance of the Underlying Index, because the Index Fund will reflect transaction costs and fees that are not included in the calculation of the Underlying Index. It is also possible that the Index Fund may not fully replicate or may in certain circumstances diverge significantly from the performance of the Underlying Index due to the temporary unavailability of certain Securities in the secondary market, the performance of any derivative instruments contained in this fund or due to other circumstances. The Index Fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to the Underlying Index and in managing cash flows.
- **We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the Underlying Index** – We are not affiliated with any of the companies whose stock is represented in the Underlying Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks comprising the Underlying Index or your Securities. None of the money you pay us will go to any of the companies represented in the Underlying Index, and none of those companies will be involved in the offering of the Securities in any way. Those companies will have no obligation to consider your interests as a holder of the Securities in taking any corporate actions that might affect the value of your Securities.
- **Risks Associated with the Gold Mining Industry —** Because the Index Fund primarily invests in stocks and American Depositary Receipts of companies that are involved in the gold mining industry, it is subject to certain risks associated with such companies. Competitive pressures may have a significant effect on the financial condition of such companies in the gold mining industry. Also, gold mining companies are highly dependent on the price of gold bullion. These prices may fluctuate substantially over short periods of time so the price of the Index Fund may be more volatile than other types of investments. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.
- **There are Risks Associated with an Investment in a Concentrated Industry** —The securities held by the Index Fund are issued by companies that are in the gold mining industry. Therefore, an investment in the Securities may carry risks similar to a concentrated securities investment in a single industry. Consequently, the value of the Securities may be subject to greater volatility and be more adversely affected by a single economic, environmental, political or regulatory occurrence affecting this industry than

an investment linked to a more broadly diversified group of issuers.

- **Small-Capitalization or Mid-Capitalization Companies Risk —** The Index Fund may invest in companies that may be considered small-capitalization or mid-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the Index Fund's share price may be more volatile than that of funds that invest a larger percentage of their assets in stocks issued by large-capitalization companies. Stock prices of small-capitalization or mid-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization or mid-capitalization companies may be thinly traded, making it difficult for the Index Fund to buy and sell them. In addition, small-capitalization or mid-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization or mid-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.
- **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates –** HSBC, UBS Financial Services Inc. or their respective affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the value of shares of the Index Fund or the stocks included in the Underlying Index, and therefore, the market value of the Securities.
- **Potential HSBC Impact on Price** – Trading or transactions by HSBC USA Inc. or any of its affiliates in the stocks comprising the Underlying Index or in shares of the Index Fund, or in futures, options, exchange-traded funds or other derivative products on the stocks comprising the Underlying Index or shares of the Index Fund, may adversely affect the market value of the stocks comprising the Underlying Index or shares of the Index Fund, the level of the Underlying Index or the Index Fund, and, therefore, the market value of the Securities.
- **Potential Conflict of Interest –** HSBC and its affiliates may engage in business with the issuers of the stocks comprising the Underlying Index or the Underlying Index sponsor, which may present a conflict between the obligations of HSBC and you, as a holder of the Securities. The Calculation Agent, which may be HSBC or any of its affiliates will determine the payment at maturity or on a Call Settlement Date based on observed prices of shares of the Index Fund in the market. The Calculation Agent can postpone the determination of the Closing Price of the Index Fund on an Observation Date and the corresponding Call Settlement Date if a Market Disruption Event exists on such Observation Date. Furthermore, the Calculation Agent can postpone the determination of the Final Share Price and the maturity date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.
- **Contingent Protection Applies Only if You Hold the Securities to Maturity** – You should be willing to hold the Securities to maturity. If you sell your Securities prior to maturity in the secondary market, you may have to sell them at a discount and your initial investment will not be protected.
- **Owning the Securities is Not the Same as Owning Shares of the Index Fund –** As a holder of the Securities, you will not receive periodic interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of shares of the Index Fund or stocks comprising the Underlying Index would have.
- **Price Prior to Maturity** — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of shares of the Index Fund; the volatility of the Index Fund; the dividend rate paid on shares of the Index Fund; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of HSBC.
- **Single Exchange-Traded Fund Risk** — The price of shares of the Index Fund can rise or fall sharply due to factors specific to the Index Fund, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments.
- **There is Limited Anti-dilution Protection** — The Calculation Agent will adjust the Closing Price, which will affect the Return on Call Date or the Index Fund Return and, consequently, the payment at maturity, for certain events affecting the shares of the Index Fund, such as stock splits and corporate actions. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the amount of the shares of the Index Fund, the market price of the Securities may be materially and adversely affected. See "Anti-dilution and Reorganization Adjustments" in the accompanying supplement no. 4 for additional information.
- **The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the Securities.
- **Uncertain Tax Treatment** – There is no direct legal authority as to the proper tax treatment of the Securities, and therefore significant aspects of the tax treatment of the Securities are uncertain as to both the timing and character of any inclusion in income in respect of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid forward or other executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions", HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale, exchange or call and HSBC intends to treat any gain or loss upon maturity or an earlier sale, exchange or call as either short-term or long-term capital gain or loss, depending on your holding period for the Security at such time for U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

  Despite the foregoing, U.S. holders (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often

uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in the Securities is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder, determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the maturity date (if the Security was held until the maturity date) or on the date of sale, exchange or early call of the Security (if the Security was sold, exchanged or called prior to the maturity date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange, early call or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, early call or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in the Securities will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange, early call or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a Security is required to accrue income in respect of the Securities prior to the receipt of payments with respect to the Securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the Securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement) of the Securities could be subject to U.S. withholding tax in respect of the Securities. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a Security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement.

Hypothetical Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of one share of the Index Fund relative to its Initial Share Price. We cannot predict the Final Share Price or the Closing Price of one share of the Index Fund on any scheduled trading day during the Observation Period, including the Observation Dates. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity per $10.00 Security, based on the following:

Investment term:	12 months (unless earlier called)
Initial Share Price:	$54.70
Trigger Price:	$43.76 (80% of the Initial Share Price)

Returns on Call Dates and Call Prices*:

Observation Dates	Return on Call Date*	Call Price*
November 23, 2010	1.52%	$10.152
December 27, 2010	3.04%	$10.304
January 25, 2011	4.56%	$10.456
February 22, 2011	6.08%	$10.608
March 25, 2011	7.60%	$10.760
April 25, 2011	9.13%	$10.913
May 24, 2011	10.65%	$11.065
June 24, 2011	12.17%	$11.217
July 25, 2011	13.69%	$11.369

August 25, 2011	15.21%	$11.521
September 26, 2011	16.73%	$11.673
Final Valuation Date (October 26, 2011)	18.25%	$11.825

*Based on the Return on Call Date of 18.25% per annum.

Example 1—One share of the Index Fund closes at $60.00 on the first Observation Date – the Securities are called.
Because the Closing Price of one share of the Index Fund on the first Observation Date (November 23, 2010) is at or above the Initial Share Price, the Securities are automatically called at the applicable Call Price of $10.152 per Security, representing a 1.52% return on the Securities. As long as one share of the Index Fund closes at or above the Initial Share Price on any of the twelve Observation Dates, you will receive the applicable Call Price, regardless of whether or not one share of the Index Fund had closed below the Trigger Price on any scheduled trading day during the Observation Period.

Example 2— The Securities are not previously called and one share of the Index Fund closes at $60.00 on the Final Valuation Date.
Because (i) the Closing Price of one share of the Index Fund on the first eleven Observation Dates is below the Initial Share Price and (ii) the Closing Price of one share of the Index Fund on the final Observation Date, (which is also the Final Valuation Date) is above the Initial Share Price, the Securities are automatically called at the applicable Call Price of $11.825 per Security, representing an 18.25% return on the Securities.

Example 3— One share of the Index Fund closes below the Initial Share Price on all twelve Observation Dates and on the Final Valuation Date it closes at $45.00 – the Securities are NOT called.
Because the Closing Price of one share of the Index Fund on all twelve Observation Dates is each below the Initial Share Price, the Securities are not automatically called. Furthermore, because the Final Share Price is not below the Trigger Price on the Final Valuation Date, you will receive the Principal Amount at maturity of $10.00 per Security (a return of zero percent).

Example 4— One share of the Index Fund closes below the Initial Share Price on all twelve Observation Dates. In addition, one share of the Index Fund closes at $32.82 on the Final Valuation Date – the Securities are NOT called.

Because the Closing Prices of one share of the Index Fund on all twelve Observation Dates are each below the Initial Share Price, the Securities are not automatically called. Furthermore, because the Final Share Price of one share of the Index Fund is below the Trigger Price on the Final Valuation Date, the contingent principal protection is lost and your principal is fully exposed to any decrease in the Final Share Price relative to the Initial Share Price on the Final Valuation Date. Therefore you will suffer a loss on the Securities of 40.00%. Expressed as a formula:

Index Fund Return = ($32.82 – $54.70) / $54.70 = -40.00%

Payment at Maturity = $10 × (1 + -40%) = $6.00

In this example, you would lose some of your Principal Amount at maturity.

If the Final Share Price is below the Trigger Price on the Final Valuation Date, the contingent protection feature is lost and you are fully exposed to any loss resulting from the decrease in the price of one share of the Index Fund and you would lose some or all of your principal at maturity.

Market Disruption Event

If an Observation Date or the Final Valuation Date is not a scheduled trading day, then such Observation Date or the Final Valuation Date, respectively, will be the next scheduled trading day. If a market disruption event (as defined in underlying supplement No. 4) exists on an Observation Date or the Final Valuation Date, then such Observation Date or the Final Valuation Date, respectively, will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to an Observation Date or the Final Valuation Date on five consecutive scheduled trading days, then that fifth scheduled trading day will be an Observation Date or the Final Valuation Date (as applicable), and the Closing Price on such Observation Date or the Final Share Price (as applicable) will be determined by the Calculation Agent using its estimate of the exchange traded price for shares of the Index Fund that would have prevailed but for that market disruption event as of the valuation time on that scheduled trading day. If an Observation Date is postponed, then the corresponding Call Settlement Date will also be postponed until the fourth business day following the postponed Observation Date. If the Final Valuation Date is postponed, then the Maturity Date will also be postponed until the fourth business day following the postponed Final Valuation Date.

The Market Vectors Gold Miners ETF

Description of the Index Fund

The Index Fund seeks investment results that correspond to the price and yield of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index provides exposure to a diversified group of small, mid, and large capitalization companies worldwide involved primarily in the mining for gold.

For more information about the Index Fund, see "The Market Vectors Gold Miners EFT" on page US4-31 of the accompanying underlying supplement no. 4.

Historical Performance of the Index Fund

The following graph sets forth the historical performance of the Index Fund based on the daily historical closing prices from May 23, 2006 through October 27, 2010. The closing price for the Index Fund on October 27, 2010 was $54.70. The dotted line represents the Trigger Price of $43.76, equal to 80% of the Closing Price on October 27, 2010. We obtained the closing prices below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.


Historical Performance of The Market Vectors Gold Miners EFT
$70
$60
$50
$40
$30
$20
$10
$0
Share Price
Trigger Price: $43.76
2006
2007
2008
2009
2010
Source Bloomberg Professional® service

The following table sets forth the quarterly high and low intraday prices for one share of the Index Fund, based on daily intraday prices on the primary exchange for the Index Fund, as reported by Bloomberg. The Index Fund's Closing Price on October 27, 2010 was $54.70. ***Past performance of shares of the Index Fund is not indicative of the future performance of shares of the Index Fund.***

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
5/23/2006*	6/30/2006*	$39.81	$31.82	$38.70
7/3/2006	9/29/2006	$42.58	$33.86	$35.65
10/2/2006	12/29/2006	$42.32	$32.41	$39.91
1/3/2007	3/30/2007	$43.32	$36.20	$39.42
4/2/2007	6/29/2007	$42.85	$36.63	$37.89
7/2/2007	9/28/2007	$45.96	$32.79	$45.10
10/1/2007	12/31/2007	$53.60	$42.31	$45.85
1/2/2008	3/31/2008	$56.87	$44.88	$47.75
4/1/2008	6/30/2008	$51.43	$41.61	$48.52
7/1/2008	9/30/2008	$51.83	$27.36	$34.08
10/1/2008	12/31/2008	$35.49	$15.83	$33.88
1/2/2009	3/31/2009	$38.93	$27.15	$36.88
4/1/2009	6/30/2009	$45.10	$30.81	$37.76
7/1/2009	9/30/2009	$48.40	$34.05	$45.29
10/1/2009	12/31/2009	$55.40	$40.92	$46.21
1/3/2010	3/31/2010	$51.16	$39.48	$44.41
4/1/2010	6/31/2010	$54.83	$45.36	$51.96
7/1/2010	9/30/2010	$56.86	$46.80	$55.93
10/1/2010**	10/27/2010**	$58.87	$53.68	$54.70

* Available information for the second calendar quarter of 2006 includes data for the period from May 23, 2006 (the inception date of the Index Fund) through June 30, 2006. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2006.

** As of the date of this pricing supplement available information for the fourth calendar quarter of 2010 includes data for the period from October 1, 2010 through October 27, 2010. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2010.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this pricing supplement except that the Final Share Price with respect to one share of the Index Fund will be equal to the Closing Price of one share of the Index Fund on the Final Valuation Date. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Final Share Price. If a Market Disruption Event exists with respect to the Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for the Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will then be the fourth business day following the postponed accelerated Final Valuation Date.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC has agreed to sell to the Agent, and the Agent has agreed to purchase, all of the Securities at the price indicated on the cover of this pricing supplement. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. HSBC or HSBC's affiliate will enter into swap agreements or related hedge transactions with one of HSBC's other affiliates or unaffiliated counterparties in connection with the sale of the Securities and the agent and/or an affiliate may earn

additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution” on page S-52 in the accompanying prospectus supplement.